Exhibit (d)(2)(ii)

Loomis, Sayles & Company, L.P.

One Financial Center

Boston, MA 02111

July 1, 2023

Loomis Sayles Funds I

Loomis Sayles Institutional High Income Fund

888 Boylston Street

Boston, MA 02199

Attn: Susan McWhan Tobin, Secretary

Re:   Loomis Sayles Institutional High Income Fund Advisory Agreement Addendum

Dear Ms. Tobin:

The Advisory Agreement dated October 30, 2000 between Loomis Sayles Funds I (the “Trust”) with respect to its Loomis Sayles Institutional High Income Fund (the “Series”) and Loomis, Sayles & Company, L.P. (the “Adviser”) is hereby revised effective July 1, 2023 to delete section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Adviser hereunder, the Trust shall pay the Adviser compensation at the annual percentage rate of .58% or such lesser rate as the Adviser may agree to from time to time. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Adviser. The Adviser hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Loomis, Sayles & Company, L.P.

By: Loomis, Sayles & Company, Inc., its general partner

By:	/s/ Gregory Woodgate
Gregory Woodgate
Title:	Chief Accounting Officer, Finance
Director and Treasurer

ACCEPTED AND AGREED TO:

Loomis Sayles Funds I for

Loomis Sayles Institutional High Income Fund

By:	/s/ Susan McWhan Tobin
Susan McWhan Tobin
Title:	Secretary

Date:	July 1, 2023
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